
SULTAN

SULTAN MINERALS INC.
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400
Email: Investor@langmining.com

SUL-TSX VENTURE


05008702

June 3, 2005

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741

Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

SULTAN MINERALS INC.

Shannon Ross
Corporate Secretary & CFO

Enclosure

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. Sultan Acquires Invincible Tungsten Mine – dated May 17, 2005
2. Sultan Receives Exchange Acceptance for Tungsten Mine Acquisition – dated May 27, 2005
3. Sultan minerals First Quarter Review – dated May 30, 2005
4. Sultan Minerals Commences Underground Drilling program on the Jersey Molybdenum & Tungsten Property, BC – dated May 31, 2005

Correspondence with Securities Commission(s)

5. Audited Consolidated Financial Statements for the periods ended December 31, 2004 and 2003 (attached to Notice & Information Circular)
6. Annual Form 52-109FT2 – by CFO
7. Annual Form 52-109FT2 – by CEO
8. Interim Form 52-109FT2 – by CFO
9. Interim Form 52-109FT2 – by CEO
10. Interim Financial Statements & MD&A for period ended March 31, 2005
11. Confirmation of Mailing – dated May 13, 2005

Proxy Material Distributed to Shareholders and filed with Securities Commissions

12. Notice of Meeting, Information Circular
13. Form of Proxy with Annual Return Card

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

May 17, 2005

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741

SULTAN ACQUIRES INVINCIBLE TUNGSTEN MINE

Sultan Minerals Inc. (TSX-V – **SUL**) ("Sultan") is pleased to announce that it has entered into a purchase agreement (the "Agreement") with an individual (the "Seller") from North Vancouver, BC to acquire a 100% interest in the now decommissioned Invincible Tungsten Mine (the "Property"), located approximately 6 kilometres south of Salmo, BC. The Agreement is subject to regulatory approval.

The 7.4-hectare Property is situated adjacent to Sultan's Emerald Tungsten Mine and is accessible by means of a 1.5 kilometre long decline that extends north from the decommissioned Emerald Tungsten Mine. Placer Dome operated the Invincible Tungsten Mine from 1971 until 1973, when it was decommissioned due to falling tungsten prices. Over its two-year life the mine produced 283,000 tons grading 0.65% WO3. Recoverable reserves still existed at the time of mine closure and Placer Dome's historic mine records state that "the ultimate production if the mine had continued until exhaustion of all known reserves would have been 343,000 tons grading 0.66% WO3". The historic mine records also show that geological conditions favourable for tungsten mineralization may extend north of the Property for more than 2,000 metres on to claims presently owned by the Company.

NOTE: These are historical reserves only and do not conform to guidelines for reserves according to NI 43-101, nor should it be assumed that any such reserves will be developed on the Property.

Under the terms of the Agreement, Sultan will purchase the Property from the Seller for $3,000 and 9,000 common shares of Sultan common stock. In exchange for the above cash and share payments, Sultan will acquire a 100% right, title and interest in and to the Property, subject only to:

- a 2% Net Smelter Return royalty ("NSR"), which Sultan may, at its discretion, reduce to a 0.5% NSR by the payment of $150,000 to the Seller after the completion of a positive feasibility study; and
- an Annual Advance Royalty Payment of $3,000, which will commence in year 2010.

No common shares will be issued as bonuses, finder's fees or commissions in connection with this transaction. The common shares issued pursuant to the Agreement have a four-month hold period from the date of issuance.

Perry Grunenberg, P.Geo., of P&L Geological Services of Lac Le Jeune, BC, is the Company's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects".

For further information on the Company's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
T. J. Malcolm Powell – Email: IR@langmining.com
Email: info@sultanminerals.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

May 27, 2005

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741

SULTAN RECEIVES EXCHANGE ACCEPTANCE FOR TUNGSTEN MINE ACQUISITION (Tungsten @ US$17.50/lb) (Molybdenum @ US$38.50/lb)

Sultan Minerals Inc. (TSX-V – **SUL**) ("Sultan") is pleased to announce that it has received TSX Venture Exchange acceptance for its purchase of 100% interest in the Invincible Tungsten Mine (the "Property"), located approximately 6 kilometres south of Salmo, BC.

Under the terms of the purchase agreement (the "Agreement"), Sultan purchased the Property for $3,000 and 9,000 common shares of Sultan common stock. In exchange for the above cash and share payments, Sultan acquires a 100% right, title and interest in and to the Property, subject only to:

- a 2% Net Smelter Return royalty ("NSR"), which Sultan may, at its discretion, reduce to a 0.5% NSR by the payment of $150,000 to the Seller after the completion of a positive feasibility study; and
- an Annual Advance Royalty Payment of $3,000, which will commence in year 2010.

No common shares will be issued as bonuses, finder's fees or commissions in connection with this transaction. The common shares issued pursuant to the Agreement have a four-month hold period that will expire on September 25, 2005.

Tungsten

The 7.4-hectare Invincible Mine property is situated adjacent to Sultan's Emerald Tungsten Mine, which was Canada's second largest tungsten producer from 1943 to 1973. The mine is accessible by means of a 1.5 kilometre long decline that extends north from the decommissioned Emerald Tungsten Mine. Placer Dome operated the Invincible Tungsten Mine from 1971 until 1973, when it was decommissioned due to falling tungsten prices. Over its two-year life the mine produced 283,000 tons grading 0.65% WO3. Recoverable reserves still existed at the time of mine closure and Placer Dome's historic mine records state that "the ultimate production if the mine had continued until exhaustion of all known reserves would have been 343,000 tons grading 0.66% WO3". The historic mine records also show that geological conditions favourable for tungsten mineralization may extend north of the Property for more than 2,000 metres on to claims presently owned by the Company.

NOTE: These are historical reserves only and do not conform to guidelines for reserves according to NI 43-101, nor should it be assumed that any such reserves will be developed on the Property.

Molybdenum

Mine records report that during the development of the Invincible Mine in 1971 a molybdenite bearing stockwork of vertical quartz veins was encountered within an intrusive body seen in the main Invincible Mine haulage decline. The extent of the zone is unknown but a similar stockwork of widespread molybdenite occurs about 700 metres along strike to the east in a similar intrusive that underlies the East

Dodger Tungsten Mine. Mapping of the Dodger drift revealed molybdenite in a stockwork of east-west trending quartz veins for the entire distance that the drift was in intrusive; about 330 metres. In the Dodger area, a 57 metre long channel sample taken along a development drift by Sultan in 1995 was found to carry 0.05% Mo, with a 12.1 metre section running 0.11% Mo. During development work by Placer Dome in the 1970s, molybdenite was also intersected in diamond drill core and one remarkable drill core sample ran 4.44% Mo over a 4.0 metre length including a section of 20.8% Mo over 0.8 metres. **Readers are cautioned that the molybdenum assays from Placer Dome's work, quoted in this release, are historical in nature and were compiled before the implementation of NI 43-101 reporting standards**.

With spot molybdenum prices currently above US$80.00 per kilogram, Sultan is investigating the possibility that a large molybdenum bearing stockwork exists within the intrusive body beneath the tungsten ore deposits. Sultan is currently modelling the historic drill data and plotting the location of all previous molybdenum occurrences. An exploration program consisting of underground sampling and diamond drilling is planned. Please refer to News Releases of Mar 2, 2005, and Apr 18, 2005.

Perry Grunenberg, P.Geo., of P&L Geological Services of Lac Le Jeune, BC, is the Company's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects".

For further information on the Company's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
T. J. Malcolm Powell – Email: IR@langmining.com
Email: info@sultanminerals.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com / www.langmining.com

May 30, 2005

Ticker Symbol: SUL-TSX Venture
SEC 12g3-2(b): 82-4741

SULTAN MINERALS FIRST QUARTER REVIEW

Operating Results

In the three months ended March 31, 2005, Sultan incurred a loss of $69,929 ($0.00 per common share), compared to $97,176 ($0.00 per common share) in the three months ended March 31, 2004. Sultan has unrestricted working capital of $121,225 as at March 31, 2005. The largest changes in administrative expenditures were in shareholder communications which decreased from $32,238 in 2004 to $23,492 in 2004, salaries and benefits which increased from $24,670 in 2004 to $36,347 in 2004, and stock-based compensation of $31,988 in 2005, with no comparative expense in 2004.

During 2005, operations utilized $138,506 compared to $90,151 in 2004. Expenditures on mineral property interests totalled $119,093 in 2005 compared to $71,249 in 2004. The cash expenditures were incurred on the following mineral properties in 2005: Kena - $61,764 (2004 - $39,824), Coripampa Properties - $43,943 (2004 - $Nil), Stephens Lake - $1,298 (2004 –$20,671), Willi claims - $Nil (2004 - $15,151) and the Jersey and Emerald properties - $12,088 (2004 - $568).

During 2004, new guidelines related to Flow Through Share ("FTS") accounting were issued by the Emerging Issues Committee ("EIC") of the CICA under EIC 146. Under EIC 146, the Company is required to record a provision at the time of the actual renunciation, by a reduction in the amount included in share capital relating to the FTS, for the future income taxes related to the deductions foregone by the Company. The Company renounced flow through expenditures in the three months ended March 31, 2005, and as a consequence, has recognized a reduction in share capital and a recovery of future income taxes of $60,554.

Arthur G. Troup, P. Eng., Geological
President and CEO

For further information please contact:
Investor Relations
T.J. Malcolm Powell – Email: IR@langmining.com
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@sultanminerals.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

May 31, 2005

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741

SULTAN MINERALS COMMENCES UNDERGROUND DRILL PROGRAM ON THE JERSEY MOLYBDENUM & TUNGSTEN PROPERTY, B.C.

Sultan Minerals Inc. (TSX-V – SUL) ("Sultan") is pleased to report that a 250-metre diamond drill contract has been signed with Aggressive Diamond Drilling Ltd. of Kelowna, B.C. for the Company's Jersey-Emerald Molybdenum Property, located near Salmo in southeastern British Columbia, Canada.

As noted in prior news releases, mine records report that during the development of the East Dodger mine in the 1970s, molybdenum mineralization was discovered both in development work and also in diamond drill core. The best exposure of this mineralization is in the Dodger 4200 Drift North (Dodger 42DrN). Mapping of this drift revealed molybdenite in a stockwork of east-west and north-south trending quartz veins for the entire distance that the drift was in intrusive; about 330 metres. In 1995, a 57 metre long channel sample taken along an East Dodger development drift was found to carry 0.05% Mo, with a 12.1 metre section running 0.11% Mo. Molybdenum mineralization was also found in diamond drill core in the same area. One remarkable drill core sample ran 4.44% Mo over a 4.0 metre core length, including a section of 20.8% Mo over 0.8 metres. Another intersection in the same general area ran 0.71% Mo over a 2.1 metre core length, and another ran 0.60% Mo over a 2.2 meter length. The extent of the zone is unknown, but a similar stockwork of vertical molybdenite bearing quartz veins was encountered within an intrusive body seen in the main Invincible Mine haulage decline located about 700 metres along strike to the west. **(Readers are cautioned that the molybdenum assays from Placer Dome's work, quoted in this release, are historical in nature and were compiled before the implementation of NI 43-101 reporting standards. The samples taken by Sultan Minerals Inc. during more recent exploration of the mine workings confirm the presence of important molybdenum concentrations sufficient to encourage exploration for economic deposits of molybdenite.)**

The current program involves drilling two underground NQ diamond drill holes in the East Dodger Tungsten Mine to intersect the intrusive body that exists beneath the tungsten ore deposits. The drill holes are expected to provide important geological information on the strike dip and width of the molybdenum bearing stockwork exposed in the underground tungsten workings. (Please refer to News Releases of March 2, 2005, April 18, 2005 and May 27, 2005.) Results from the drilling program are expected to be available in 6 to 8 weeks.

In conjunction with this preliminary drill program, Sultan is modelling the historic information available from the tungsten and lead-zinc mining operations. This geological information will be used in planning a more extensive exploration drill program during the summer of 2005.

With spot molybdenum at US$38.50/lb and tungsten at US$17.50/lb, management is very enthusiastic about the prospects for this property.

For further information on the Company's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Investor Relations Tel: (604) 687-4622 Fax: (604) 687-4212
T. J. Malcolm Powell – Email: IR@langmining.com Email: info@sultanminerals.com

FORM 52-109FT1
CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, **SHANNON M. ROSS,** Chief Financial Officer of **SULTAN MINERALS INC.,** certify that:

1. I have reviewed the annual filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **SULTAN MINERALS INC.** (the issuer) for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: April 29, 2005

"Shannon M. Ross"

Shannon M. Ross
Chief Financial Officer

FORM 52-109FT1
CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, **ARTHUR G. TROUP,** President and Chief Executive Officer of **SULTAN MINERALS INC.,** certify that:

1. I have reviewed the annual filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **SULTAN MINERALS INC.** (the issuer) for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: April 29, 2005

"Arthur G. Troup"

Arthur G. Troup
President and Chief Executive Officer

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, **SHANNON M. ROSS,** Chief Financial Officer of **SULTAN MINERALS INC.,** certify that:

1. I have reviewed the interim filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **SULTAN MINERALS INC.** (the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 30, 2005

"Shannon M. Ross"

Shannon M. Ross
Chief Financial Officer

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, **ARTHUR G. TROUP,** President and Chief Executive Officer of **SULTAN MINERALS INC.,** certify that:

1. I have reviewed the interim filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **SULTAN MINERALS INC.** (the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 30, 2005

"Arthur G. Troup"

Arthur G. Troup
President and Chief Executive Officer


SULTAN

SULTAN MINERALS INC.
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400
Email: Investor@langmining.com

SUL-TSX VENTURE

FIRST QUARTER REPORT FOR PERIOD ENDED MARCH 31, 2005

Sultan Minerals Inc.
Three Months Ended
March 31, 2005

Sultan Minerals Inc.
Three Months Ended
March 31, 2005

1.1 Date

The effective date of this interim report is May 30, 2005.

1.2 Overview

The Management's Discussion and Analysis ("MD&A") contains certain "Forward-Looking Statements." All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, research and development activities, and future plans of the Company are forward looking statements that involve various risks and uncertainties including changes in future prices of gold; variations in ore reserves, grades or recovery rates, accidents, labour disputes and other risks associated with mining; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, technological obsolescence, and other factors discussed under "Risk Factors" in the MD&A.

This MD&A should be read in conjunction with the audited financial statements of Sultan Minerals Inc. for the year ended December 31, 2004. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Sultan Minerals Inc. ("Sultan" or the "Company") is a mineral exploration company. The Company has a portfolio of mineral exploration projects and the following is a brief summary of its current activities.

- Sultan's loss for the three months ended March 31, 2005 ("fiscal 2005") was $69,929 or $0.00 per share, after income tax recovery due to flow-through renunciations, compared to a loss of $97,176 or $0.00 per share in the three months ended March 31, 2004 ("fiscal 2004").
- During fiscal 2005, operations utilized $138,506 compared to $90,151 in fiscal 2004. Expenditures on mineral property interests totalled $119,093 in fiscal 2005 compared to $71,249 in fiscal 2004. The cash expenditures were incurred on the following mineral properties in fiscal 2005: Kena - $61,764 (2004 - $39,824), Coripampa Properties - $43,943 (2004 - $Nil), Stephens Lake - $1,298 (2004 –$20,671), Willi claims - $Nil (2004 - $15,151) and the Jersey and Emerald properties - $12,088 (2004 - $568).

1.2.1 Kena Property, British Columbia

The Company holds 100% of the original Kena Property claims located near the community of Ymir in southeastern British Columbia.

To March 31, 2005, the Company expended $61,764 in exploration costs on the Kena property compared to $39,824 in the three months ended March 31, 2004. The expenditures on the Kena property in fiscal 2005, with the fiscal 2004 comparative figures shown in brackets, include the following: assays and analysis – $9,696 ($4,340); drilling - $23,930; ($Nil), geological and geophysical – $11,672; ($10,487); travel and accommodation – $1,120 ($339), site activities – $2,646 ($2,890) and stock based compensation - $2,575 ($Nil). Acquisition costs of $10,125 ($21,768) were incurred.

Recommendations

A computer modeling done as part of a resource study completed in the year ended December

31, 2004, indicated numerous untested areas adjacent to mineralized blocks. The report recommends that a $1.27 million diamond drill program be conducted in order to significantly expand resources in the Gold Mountain and Kena Gold Zones.

In September 2004, Sultan's consultant, P&L Geological Services, completed a geologic mapping program over the Kena Property. The highlight of the study was the identification of important cross structures that trend parallel to the earlier drilling direction and were therefore not intersected by most of the previous drill holes. The study suggested that these cross structures might be important controls for high-grade mineralization and that gold grades may improve if drilling were oriented to cross them.

The structural trend was tested with four drill holes completed in December 2004 and January 2005. The results of the drilling confirmed the cross-structures but did not improve the grade. Results were disclosed in a news release dated February 14, 2005, which can be found on the Company's website and on www.sedar.com.

Kena Property Agreements

Various property agreements have been entered into on properties contiguous to the initial Kena claims. These option agreements include the Starlight Claim Group, the Daylight Claim Group, the Cariboo claims, the Silver King Claim Group and the Athabasca claim Group.

Sultan has modified the terms of the Great West Claim Group option agreement dated September 6, 2001, allowing Sultan to issue 156,250 common shares to the optionor, at a deemed value of $0.16 per share, in lieu of the final $25,000 cash payment due to the optionor under the agreement. Sultan is now vested with 100% right, title and interest in three claim units of the original optioned Great Western Group of claims, subject only to a 3% Net Smelter Returns royalty ("NSR") from the production of gold and silver, and a 1.5% NSR from the production of other metals. Sultan has the right to purchase 66 2/3 % of the NSR for $1,000,000 upon commencement of commercial production. The remaining claims initially optioned under the agreement will be returned to the applicable owners.

Sultan has also reached an agreement to modify the terms of the Tough Nut Claim Group option agreement dated September 25, 2001. Under the modified terms, subject only to a 3% NSR, payable to the optionor, all cash and share consideration paid to the owner of the claims to date has been deemed sufficient consideration to allow Sultan to be fully vested in three of the Tough Nut Claim Group claims, namely the EP, PY and SK claims located on the north end of the Silver King Batholith. The remaining claims initially optioned under the agreement will be returned to the applicable owners.

1.2.2 Stephens Lake Property, Manitoba

The Stephens Lake - Trout Claim Group is 75 kilometres in length and is situated 100 kilometres east of Gillam, Manitoba. In order to facilitate the exploration of the property, Cream Minerals Ltd., ValGold Resources Ltd., and the Company agreed to pool their three respective and contiguous exploration licenses, so that each would hold an undivided one-third interest in all three of the exploration licenses subject to an agreement with BHP Billiton. The combined exploration licenses, totalling 170,842 hectares, are referred to as the Stephens Lake Property. A drilling program planned by BHP Billiton during the first quarter was curtailed due to weather conditions and has been delayed until the next field season in the winter of 2005-2006.

In fiscal 2005, the Company expended $300 (2004 - $14,786) on acquisition costs and $998 (2004 - $1,070) on geological and geophysical expenses.

1.2.4 Coripampa Properties, Peru

Sultan has entered into an option agreement with a Peruvian partnership to acquire a 100% interest in the Coripampa 1 and 2 properties in the Republic of Peru. Under the terms of the agreement Sultan has agreed to make total cash payments of US$265,000 and to issue 850,000 common shares to the optionors over a 54-month period. To date, Sultan has made cash and share payments to the optionor consisting of US$20,000 and 100,000 common shares, respectively. A finder's fee of 15,000 common shares was paid to an arms-length finder in connection with this transaction.

During fiscal 2005, the Company expended $43,943 (2004 - $Nil) in exploration costs on the Coripampa properties. The expenditures in fiscal 2005 include the following: assays and analysis – $3,321; geological and geophysical – $25,258; site activities – $7,144, and travel and accommodation - $7,263.

Sultan conducted a program of geological mapping, geochemical sampling and geophysical surveying to define targets for possible drill testing on both the Coripampa 1 Silver Property and Coripampa 2 Gold & Silver Property. Two inclined diamond drill holes of about 250 m each are recommended to test the West Zone beneath the altered and mineralized area. A third hole is also recommended to test the South-Central Zone mineralization.

The mapping and sampling program was carried out by Jesus Puente Solorzano whose work has been reviewed by Henry Meixner, P. Geo., the Company's supervisor and "Qualified Person" for the purpose of National Instrument 43-101, Standards of Disclosure for Mineral Projects" for the Coripampa properties.

1.2.5 Invincible Tungsten Mine

Subsequent to March 31, 2005, the Company entered into a purchase agreement to acquire a 100% interest in the now decommissioned 7.4-hectare Invincible Tungsten Mine located 6 kilometres south of Salmo, British Columbia. Under the terms of the agreement, the Company will purchase the property for $3,000 and 9,000 common shares, subject to a 2% Net Smelter Return royalty ("NSR"), which the Company may, at its discretion, reduce to a 0.5% NSR by the payment of $150,000 after the completion of a positive feasibility study; and an annual advance royalty payment of $3,000, which will commence in year 2010. The property is contiguous to

the Company's Emerald tungsten property.

Mineral Property Option Payments Due In Fiscal 2005

In fiscal 2005 Sultan must make cash payments totalling $83,592, of which $Nil has been paid, and issue 380,417 common shares, of which 150,000 common shares have been issued, to maintain the options on the mineral property interests that are currently held. These cash and share payments are dependent upon exploration results and are made solely at the option of the Company to maintain the options in good standing until all payments are made and the respective properties are vested.

Cariboo Claims
The Company holds an option agreement to earn 100% in five claim units, the Cariboo claims, located north of Ymir in southeastern British Columbia and contiguous to the Kena Claims. To earn its interest, the Company must make cash payments totalling $52,500 ($17,500 paid) and issue 200,000 common shares (175,000 issued) over four years. In February 2005 the Company and the optionor agreed to defer cash payments due in 2004 and 2005 for one year each in exchange for the acceleration of one half of the 2005 common share payment of 25,000 common shares. The December 2004 share payment and the accelerated share payment were made in January 2005. A further 200,000 common shares of the Company are to be issued upon receipt of a positive feasibility study. An NSR of 3.0% from production of gold and 1.5% from production of other metals is payable to the optionor. The Company has the right to purchase 66⅔% of the NSR for $1,000,000 upon commencement of commercial production.

Athabasca Claim Group
The Company entered into an option agreement to acquire the Athabasca Claim Group consisting of ten reverted crown grants and three located claims, located near Ymir, British Columbia. The agreement allows the Company to obtain a 100% interest in the property by making payments of $50,000 ($15,000 paid) and issuing 200,000 common shares (100,000 issued) to the optionor over a three-year period. In March 2005 the Company and the optionor agreed to defer cash payments due in 2005 and 2006 for one year each in exchange for the acceleration of one half of the 2006 common share payment of 50,000 common shares. The December 2004 share payment and the accelerated share payment were made in January 2005. Upon completion of the obligations, the Company will hold a 100% interest in the property subject only to a 3.0% NSR from the production of gold and silver and a 1.5% NSR from the production of other metals. The Company has the right to purchase 67% of the NSR by the payment of $1,000,000 to the optionor upon the commencement of commercial production.

1.2.6 Market Trends

The price of gold has increased, continuing an overall uptrend which began in 2004. The average gold price in 2004 averaged approximately US$409.72 per ounce and has averaged $426.75 per ounce to May 27 in 2005.

1.3 Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accounting principles and are expressed in Canadian dollars.

	As at December 31, 2004	As at December 31, 2003	As at December 31, 2002
Current assets	$ 481,152	$ 361,924	$ 618,510
Mineral property interests	3,280,334	2,729,646	4,181,978
Other assets	56,557	31,257	33,268
Total assets	3,818,043	3,122,827	4,833,756
Current liabilities	144,435	62,942	246,534
Shareholders' equity	3,673,608	3,059,885	4,587,222
Total shareholders' equity and liabilities	3,818,043	3,122,827	4,833,756
Working capital	336,717	298,982	371,976

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Expenses (Recoveries)			
Amortization	$ 843	$ 2,012	$ —
Legal, accounting and audit	48,791	39,804	45,269
Management fees	30,000	30,000	—
Office and administration	29,276	31,244	16,265
Salaries and benefits	363,945	135,306	135,434
Shareholder communications	146,122	107,213	124,179
Travel and conferences	32,885	10,493	13,977
Project operator overhead recovery	—	(6,671)	(83,124)
	1,450,182	604,419	252,000
Property investigations	4,441	29,728	15,188
Write-down of mineral property interests	—	1,916,166	18,324
Interest income	(1,927)	(20,001)	(6,804)
Loss before income taxes	654,376	2,275,294	278,708
Income tax (recovery) expense - current	—	—	8,880
- future income taxes	—	(94,050)	—
Loss for the year	$ 654,376	$ 2,181,244	287,588
Loss per share – basic	$ 0.02	$ 0.06	$ 0.01
Weighted average number of common shares outstanding – basic and fully diluted	40,841,887	37,472,803	33,684,943

1.4 Results of Operations

Sultan had a loss of $69,929, or loss per share of $0.00 in the three months ended March 31, 2005 ("fiscal 2005"), compared to a loss of $97,176, or loss per share of $0.00 in the three months ended March 31, 2004 ("fiscal 2004").

	Three months ended March 31, 2005	2004
Expenses		
Amortization	$ 170	$ 556
Legal, accounting and audit	3,344	6,078
Management fees	7,500	7,500
Office and administration	18,986	17,565
Property investigations	560	2,774
Salaries and benefits	36,347	24,670
Shareholder communications	23,492	32,238
Stock-based compensation	31,988	—
Travel and conferences	8,605	8,948
Interest and other income	(509)	(3,153)
	130,483	97,176
Loss before income taxes	(130,483)	(97,176)
Income tax recovery (Note 6)	60,554	—
Loss for the period	(69,929)	(97,176)

Revenue

Sultan has no source of revenue. Interest earned on excess cash is incidental income. Interest revenue has decreased due to lower cash balances during fiscal 2005 as compared to fiscal 2004.

Expenses

Legal, accounting and audit decreased from $6,078 in fiscal 2004 to $3,344 in fiscal 2005. Audit fees are accrued at the end of the fiscal year, and fees charged for the fiscal year end were as estimated in the accrual. Legal fees are ongoing and will vary depending on the activity during the period. The fees incurred in the current period were primarily legal.

Management fees of $2,500 per month are paid to Lang Mining Corporation, a private company, for the services of Frank Lang as Chairman of the Company, for a total of $7,500 in each fiscal period.

Office and administration costs increased from $17,565 in fiscal 2004 to $18,986 in fiscal 2005. The office and administration costs include rent, shared office services and other costs related to administration of a public company.

Salaries and benefits have increased from $24,670 in fiscal 2004 to $36,347 in fiscal 2005. Salaries will likely continue to increase as administration and regulation of public companies

continues to increase. In fiscal 2005, there was $31,988 in vested stock-based compensation relating to vesting of stock options granted in July 2005. There was no stock-based compensation in fiscal 2004.

Shareholder communications have decreased from $32,238 in fiscal 2004 to $23,492 in fiscal 2005. The Company utilized the services of two investor relations' consultants in fiscal 2004, but in fiscal 2005 are currently using the services of one consultant, Arbutus Enterprises Ltd. Fees paid totalled $6,000 in both fiscal periods. Other shareholder activities consist of web site maintenance, transfer agency fees, shareholder inquiries and all costs associated with timely disclosure of information.

Travel and conference expenses have decreased from $8,948 in fiscal 2004 to $8,605, a nominal decrease.

Property investigation costs have decreased from $2,774 in fiscal 2004 to $560 in fiscal 2005. Sultan is presented with property submittals continually, and the submissions are reviewed for possible acquisition. The costs related to submittals are capitalized if the property is acquired, or expensed if the property is not acquired. The Company acquired the Coripampa properties in early 2004, and the Company has not reviewed as many property proposals as in other periods.

No mineral property interests were written off in fiscal 2005 or 2004.

During 2004, new guidelines related to Flow Through Share ("FTS") accounting were issued by the Emerging Issues Committee ("EIC") of the CICA under EIC 146. Under EIC 146, the Company is required to record a provision at the time of the actual renunciation, by a reduction in the amount included in share capital relating to the FTS, for the future income taxes related to the deductions foregone by the Company. The Company renounced flow through expenditures in the three months ended March 31, 2005, and as a consequence, has recognized a reduction in share capital and a recovery of future income taxes of $60,554.

1.5 Summary of Quarterly Results

Summary of Quarterly Results

The table below provides, for each of the most recent eight quarters, a summary of exploration costs on a project-by-project basis and of corporate expenses, net of interest income, mineral property write-downs and property investigations.

	Kena property. British Columbia	Other properties	Stephens Lake property, Manitoba	Cori-pampa Properties, Peru	General and adminis-trative expenses (recovery) (Note 1)	Loss per quarter	Loss per share
2003							
Second Quarter	6,927	897	2,476	—	133,296	133,514	$0.00
Third Quarter	80,227	782	—	—	62,013	59,583	$0.00
Fourth Quarter	176,979	315	2,281	—	78,207	1,913,804	$0.06
2004							
First Quarter	18,056	2,660	1,070	—	97,555	97,176	$0.00
Second Quarter	23,855	1,155	2,255	295	172,968	176,002	$0.00
Third Quarter	45,692	8,401	782	37,392	239,802	239,839	$0.01
Fourth Quarter	86,021	(7,070)	157	110,107	141,537	141,359	$0.01
2005							
First Quarter	51,639	12,088	998	42,986	130,483	69,929	$0.00

Note 1: General and administrative expenses do not include the write-down of mineral property interests, investments, or interest and other miscellaneous income, but include stock-based compensation.
Note 2: Property acquisition and exploration costs exclude the write-down of mineral property interests.

1.6 Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions. The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At March 31, 2005, Sultan's working capital, defined as current assets less current liabilities, was $121,225, compared with working capital of $336,717 at December 31, 2004.

Investing Activities

Acquisitions and Exploration Programs

The following provides the details of the property agreements and the exploration expenditures related to its mineral property interests during the period.

As at March 31, 2005, Sultan has capitalized $3,399,427 representing costs associated with the acquisition and exploration of its mineral property interests in British Columbia, Manitoba, Nevada and Peru. During the three months ended March 31, 2005, Sultan's cash expenditures included $105,136 on the acquisition and exploration of its mineral property interests compared

to $47,499 in the three months ended March 31, 2004. Expenditures in fiscal 2005 included $49,064 on acquisition and exploration of the Kena property, $43,943 on the acquisition and exploration of the Coripampa properties in Peru, and $13,386 on the acquisition and exploration of the Jersey and Emerald properties in British Columbia, the Stephens Lake Property in Manitoba, and the Willi Claims in Nevada.

The Company had entered into a purchase agreement to acquire a 100% interest in the now decommissioned 7.4-hectare Invincible Tungsten Mine located 6 kilometres south of Salmo, British Columbia. Under the terms of the agreement, the Company will purchase the property for $3,000 and 9,000 common shares, subject to a 2% Net Smelter Return royalty ("NSR"), which the Company may, at its discretion, reduce to a 0.5% NSR by the payment of $150,000 after the completion of a positive feasibility study; and an annual advance royalty payment of $3,000, which will commence in year 2010.

1.7 Capital Resources

During the three months ended March 31, 2005, Sultan did not issue any common shares for cash. The Company will need to raise additional funds to carry out operations for the balance of fiscal 2005, as the Company's current cash on hand of $113,118 is not sufficient to continue operations for the balance of the year. Without additional external funding to meet existing obligations and to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company's ability to continue as a going concern. Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future. The balance sheets of the Company at March 31, 2005, and December 31, 2004, do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to obtain adequate financing.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions With Related Parties

Services rendered and reimbursement of expenses:	Three months ended March 31, 2005	2004
LMC Management Services Ltd. (a)	$ 73,870	$ 64,610
Lang Mining Corporation (b)	7,500	7,500

Balances receivable from (payable to) (f):	March 31, 2005	December 31, 2004
LMC Management Services Ltd. (a)	$ 45,815	$ 20,153
Directors and officers' expense advances (e)	993	1,800
Receivable from:	$ 46,808	$ 21,953
DuMoulin Black (c)	(3,563)	—
Payable to:	$ (3,563)	$ —

(a) Management, administrative, geological and other services are provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. There is no difference between the cost of $1 and equity value. The Company has a 25% interest in LMC. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.

(b) Lang Mining Corporation ("Lang Mining") is a private company controlled by the chairman of the Company. Lang Mining receives a management fee of $2,500 per month for the services of an officer and director.

(c) Legal fees were paid to DuMoulin Black, a law firm of which a director of the Company is an associate.

(d) The Company's investments include shares in a listed company with two common directors.

(e) Balances payable to directors and officers are reimbursements for expenses incurred on behalf of the Company.

(f) Balances payable to and receivable from related parties are included in due to and due from related parties, respectively, on the balance sheets. These amounts are non-interest bearing and are due on demand.

1.10 Fourth Quarter

Not applicable.

1.11 Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above, before the board of directors for consideration.

1.12 Critical Accounting Estimates

Not applicable. As at March 31, 2005, the Company was a venture issuer.

1.13 Critical accounting policies and changes in accounting policies

The preparation of financial statements requires management to establish accounting policies, estimates and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses. These estimates are based upon historical experience and on various other assumptions that management believes to be reasonable under the circumstances, and require judgment on matters which are inherently uncertain. A summary of the Company's significant accounting policies is set out in Note 2 of the financial statements for the year ended December 31, 2004.

1.14 Financial Instruments and Other Instruments

None.

1.15.1 Other MD& A Requirements

See the audited financial statements for the years ended December 31, 2004.

1.15.2 Additional Disclosure for Venture Issuers Without Significant Revenue

(a) capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule of mineral property interests attached to the accompanying financial statements.

(b) expensed research and development costs

Not applicable.

(c) deferred development costs

Not applicable.

(d) general administrative expenses

The required disclosure is presented in the Statements of Operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.15.3 Disclosure of Outstanding Share Data

The following details the share capital structure as of May 30, 2005, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at May 30, 2005

Authorized Capital

100,000,000 common shares without par value.

Issued and Outstanding Capital

46,323,582 shares are issued and outstanding

Stock Options Outstanding

Exercise Price	Number Outstanding	Expiry Date
$0.15	3,020,000	July 6, 2009
$0.21	595,000	August 31, 2006
$0.40	731,000	October 19, 2006
$0.32	701,000	May 16, 2007
	5,047,000	

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Date
2,883,500	$0.20	June 25, 2005
1,813,334	$0.20	November 15, 2005
600,000	$0.20	December 15, 2005
1,000,000	$0.20	December 23, 2005
6,296,834		

SULTAN MINERALS INC.
FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2004
(Unaudited)

The Company's independent auditor has not performed a review of these financial statements.

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Interim Balance Sheets
(Unaudited – prepared by management)

	March 31, 2005	December 31, 2004
Assets		
Current assets		
Cash and cash equivalents	$ 113,118	$ 428,793
Accounts receivable	13,433	10,126
Due from related parties (Note 6)	46,808	21,953
Prepaid expenses	3,219	20,280
	176,578	481,152
Mineral property interests (see schedule) (Note 3)	3,399,427	3,280,334
Investments (Note 4)	3,914	3,914
Equipment	1,186	1,356
Reclamation bonds	57,177	51,287
	$ 3,638,282	$ 3,818,043
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 51,790	$ 144,435
Due to related parties (Note 6)	3,563	—
	55,353	144,435
Shareholders' equity		
Share capital (Note 5)	13,748,951	13,804,266
Contributed surplus	290,032	255,469
Deficit	(10,456,054)	(10,386,127)
	3,582,929	3,673,608
	$ 3,638,282	$ 3,818,043

Subsequent events (Notes 3 (a) and 8)

See accompanying notes to financial statements.

Approved by the Directors



Arthur G. Troup



Frank A. Lang

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Statements of Operations and Deficit
(Unaudited – prepared by management)

	Three months ended March 31, 2005	2004
Expenses		
Amortization	$ 170	$ 556
Legal, accounting and audit	3,344	6,078
Management fees	7,500	7,500
Office and administration	18,986	17,565
Property investigations	560	2,774
Salaries and benefits	36,347	24,670
Shareholder communications	23,492	32,238
Stock-based compensation	31,988	—
Travel and conferences	8,605	8,948
Interest and other income	(509)	(3,153)
	130,483	97,176
Loss before income taxes	(130,483)	(97,176)
Income tax recovery (Note 5 (c))	60,554	—
Loss for the period	(69,929)	(97,176)
Deficit, beginning of period	(10,386,125)	(9,731,751)
Deficit, end of period	$(10,456,054)	$ (9,828,927)
Loss per share, basic and fully diluted	$ (0.00)	$ (0.00)
Weighted average number of common shares outstanding – basic and fully diluted	45,589,026	39,141,081

See accompanying notes to financial statements.

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Statements of Cash Flows
(Unaudited - prepared by management)

	Three months ended March 31, 2005	2004
Cash provided by (used for)		
Operations		
Loss for the period	$ (69,827)	$ (97,176)
Items not involving cash		
Amortization	170	556
Stock-based compensation	31,988	—
Income tax recovery	(60,554)	—
Changes in non-cash operating working capital		
Accounts receivable	56,693	(17,624)
Due to/from related parties	(21,292)	30,577
Prepaid expenses	17,061	(10,107)
Accounts payable and accrued liabilities	(92,645)	3,623
	(138,506)	(90,151)
Investing		
Mineral property interests		
Acquisition costs	(1,257)	(25,863)
Exploration and development costs	(105,136)	(21,636)
Reclamation bonds	(5,890)	—
	(112,283)	(47,499)
Financing		
Share issue costs	(4,886)	—
Common shares issued for cash	—	7,000
	(4,886)	7,000
Cash and cash equivalents		
Decrease during the period	(255,675)	(130,650)
Balance, beginning of period	368,793	267,072
Balance, end of period	$ 113,118	$ 136,422
Supplemental information		
Shares issued for mineral property interests	$ 10,125	$ 23,750
Stock-based compensation capitalized to mineral property interests	2,575	—

See accompanying notes to financial statements.

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Financial Statements
Three months ended March 31, 2005 and 2004
(Unaudited – prepared by management)

1. Going concern and nature of operations

Sultan Minerals Inc. (the "Company") is incorporated under the Company Act (British Columbia), and its principal business activity is the exploration and development of mineral properties in Canada.

These financial statements have been prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business. Accordingly, these financial statements do not reflect adjustments to the carrying value of assets and liabilities and balance sheet classifications used that would be necessary if going concern assumptions were not appropriate. Some adjustments could be material.

As disclosed in the financial statements, the Company has working capital as at March 31, 2005, of $121,225 (December 31, 2004 - $336,717) and an accumulated deficit of $10,458,462 (December 31, 2004 - $10,386,127).

The Company has capitalized $3,399,427 in acquisition and related costs on the Kena property, the Jersey and Emerald property, the Stephens Lake property, the Coripampa properties and the Willi Claims.

Without additional external funding to meet existing obligations and to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company's ability to continue as a going concern. Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future. The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current state of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2. Basis of presentation

The interim financial statements are prepared in accordance with Canadian generally accepted accounting principles applicable to interim financial statements. They follow accounting policies and methods of their application consistent with the annual financials statements as at December 31, 2004, but they do not conform in all respects with the disclosure requirements of generally accepted accounting principles for annual financial statements. Accordingly, they should be read in conjunction the Company's December 31, 2004 annual financial statements.

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Financial Statements
Three months ended March 31, 2005 and 2004
(Unaudited – prepared by management)

3. Mineral property interests

(a) Kena Property, Ymir, British Columbia, Canada

The Kena property is comprised of the original Kena claims and additional properties under option. The properties are contiguous. The Kena property is located near the community of Ymir in southeastern British Columbia. Option payments made during the three months ended March 31, 2005, include:

Cariboo Claims
The Company holds an option agreement to earn 100% in five claim units, the Cariboo claims, located north of Ymir in southeastern British Columbia and contiguous to the Kena Claims. To earn its interest, the Company must make cash payments totalling $52,500 ($17,500 paid) and issue 200,000 common shares (175,000 issued) over four years. In January 2005 the Company and the optionor agreed to defer cash payments due in 2004 and 2005 for one year each in exchange for the acceleration of one half of the 2005 common share payment of 25,000 common shares. The December 2004 share payment and the accelerated share payment were made in February 2005. A further 200,000 common shares of the Company are to be issued upon receipt of a positive feasibility study. An NSR of 3.0% from production of gold and 1.5% from production of other metals is payable to the optionor. The Company has the right to purchase 66⅔% of the NSR for $1,000,000 upon commencement of commercial production.

Athabasca Claim Group
The Company entered into an option agreement to acquire the Athabasca Claim Group consisting of ten reverted crown grants and three located claims, located near Ymir, British Columbia. The agreement allows the Company to obtain a 100% interest in the property by making payments of $50,000 ($15,000 paid) and issuing 200,000 common shares (175,000 issued) to the optionor over a three-year period. In March 2005 the Company and the optionor agreed to defer cash payments due in 2005 and 2006 for one year each in exchange for the acceleration of one half of the 2006 common share payment of 50,000 common shares. The December 2004 share payment and the accelerated share payment were made in April 2005. Upon completion of the obligations, the Company will hold a 100% interest in the property subject only to a 3.0% NSR from the production of gold and silver and a 1.5% NSR from the production of other metals. The Company has the right to purchase 67% of the NSR by the payment of $1,000,000 to the optionor upon the commencement of commercial production.

(b) Mineral Property Interests Commitments

To maintain its mineral property interests the Company is required to make cash payments of $83,592 and issue 380,417 common shares in fiscal 2005. Pursuant to the option agreements, 75,000 common shares were issued in the three months ended March 31, 2005, and an additional 75,000 common shares have been issued subsequent to that date.

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Financial Statements
Three months ended March 31, 2005 and 2004
(Unaudited – prepared by management)

4. Investments

Name of Company	Number of Shares	Book Value March 31, 2005		Book Value December 31, 2004	
Emgold Mining Corporation	15,652	$	3,913	$	3,913
LMC Management Services Ltd.	1		1		—
		$	3,914	$	3,913

The quoted market value of Emgold Mining Corporation as at March 31, 2005 was $7,356 (December 31, 2004 - $10,956).

5. Share capital

(a) Authorized

The authorized share capital of the Company consists of 500,000,000 common shares without par value and 50,000,000 preferred shares without par value.

(b) Issued and outstanding

	Number of Shares	Amount
Balance, December 31, 2004	46,164,582	$13,804,266
Issued for mineral property interests and other		
Cariboo claims at $0.135	75,000	10,125
Share issue costs	—	(4,886)
Income tax effect of renunciation of flow through expenditures	—	(60,554)
Balance, March 31, 2005 (Unaudited)	46,239,582	$13,748,951

(c) Flow-through shares

In 2004, the Company issued 1,000,000 flow-through shares ("FTS") for gross proceeds of $170,000. Under the FTS agreements, the Company agreed to renounce $170,000 of qualifying expenditures to the investors effective December 31, 2004, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2005.

During 2004, new guidelines related to FTS accounting were issued by the Emerging Issues Committee ("EIC") of the CICA under EIC 146. Under EIC 146, the Company is required to record a provision at the time of the actual renunciation, by a reduction in the amount included in share capital relating to the FTS, for the future income taxes related to the deductions foregone by the Company. The Company renounced flow through expenditures in the three months ended March 31, 2005, and as a consequence, has recognized a reduction in share capital and a recovery of future income taxes of $60,554.

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Financial Statements
Three months ended March 31, 2005 and 2004
(Unaudited – prepared by management)

5. Share capital (continued)

(d) Stock options

The Company has a stock option plan which allows for the grant of options to purchase up to 7,513,438 stock options. The following table summarizes information about the stock options outstanding at March 31, 2005:

Options Outstanding and Exercisable			
Exercise Price	**Number Outstanding at March 31, 2005**	**Weighted Average Remaining Contractual Life**	**Weighted Average Exercise Price**
$0.15	3,685,000*	4.0 years	$0.150
$0.21	595,000	1.4 years	$0.210
$0.40	731,000	1.6 years	$0.400
$0.32	701,000	2.1 years	$0.320
$0.15 to $0.40	5,712,000	2.9 years	$0.209

*665,000 of these stock options expired unexercised on April 14, 2005.

A summary of the changes in stock options for the periods ended March 31, 2005, and December 31, 2004, is presented below:

	Shares	**Weighted Average Exercise Price**
Balance, March 31, 2005 and December 31, 2004	5,712,000	$0.209
Balance, vested, March 31, 2005 and December 31, 2004	4,208,250	$0.248

No options were exercised in the three months ended March 31, 2005.

The fair value of each stock option granted was estimated in July 2004 on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions as follows: Risk free interest rate – 2.53%; Expected life – 3 years; Expected volatility – 125%; and Weighted average fair value per option grant $0.11.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded. The Black-Scholes model also requires an estimate of expected volatility. The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore do not necessarily provide a reliable measure of the fair value of the Company's stock options.

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Financial Statements
Three months ended March 31, 2005 and 2004
(Unaudited – prepared by management)

5. Share capital (continued)

(e) Share purchase warrants

As at March 31, 2005, the following share purchase warrants issued in connection with financings made by private placements and short form offerings were outstanding:

Number of Warrants	Exercise Price	Expiry Date
2,883,500	$0.20	June 25, 2005
1,813,334	$0.20	November 15, 2005
600,000	$0.20	December 15, 2005
1,000,000	$0.20	December 23, 2005
6,296,834		

6. Related party transactions and balances

	Three months ended March 31,	
Services rendered and reimbursement of expenses:	**2005**	**2004**
LMC Management Services Ltd. (a)	$ 73,870	$ 64,610
Lang Mining Corporation (b)	7,500	7,500

Balances receivable from (payable to) (f):	**March 31, 2005**	**December 31, 2004**
LMC Management Services Ltd. (a)	$ 45,815	$ 20,153
Directors and officers' expense advances (e)	993	1,800
Receivable from:	$ 46,808	$ 21,953
DuMoulin Black (c)	(3,563)	—
Payable to:	$ (3,563)	$ —

(a) Management, administrative, geological and other services are provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. There is no difference between the cost of $1 and equity value. The Company has a 25% interest in LMC. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.

(b) Lang Mining Corporation ("Lang Mining") is a private company controlled by the chairman of the Company. Lang Mining receives a management fee of $2,500 per month for the services of an officer and director.

(c) Legal fees were paid to DuMoulin Black, a law firm of which a director of the Company was a partner.

6. Related party transactions and balances (continued)

(d) The Company's investments include shares in a listed company with two common directors.

(e) Balances payable to directors and officers are reimbursements for expenses incurred on behalf of the Company.

(f) Balances payable to and receivable from related parties are included in due to and due from related parties, respectively, on the balance sheets. These amounts are non-interest bearing and are due on demand.

7. Comparative figures

Where necessary, comparative figures have been changed to conform to the current period's presentation.

8. Subsequent event

The Company had entered into a purchase agreement to acquire a 100% interest in the now decommissioned 7.4-hectare Invincible Tungsten Mine located 6 kilometres south of Salmo, British Columbia. Under the terms of the agreement, the Company will purchase the property for $3,000 and 9,000 common shares, subject to a 2% Net Smelter Return royalty ("NSR"), which the Company may, at its discretion, reduce to a 0.5% NSR by the payment of $150,000 after the completion of a positive feasibility study; and an annual advance royalty payment of $3,000, which will commence in year 2010.

SULTAN MINERALS INC.

(an exploration stage company)
Schedule of Mineral Property Interests
Three months ended March 31, 2005
(unaudited – prepared by management)

	Kena Property, British Columbia	Jersey and Emerald Properties, British Columbia	Stephens Lake Property, Manitoba	Willi Claims, Nevada	Coripampa Properties, Peru	Total Mineral Property Interests March 31, 2005
Acquisition costs						
Balance, beginning of period	$ 585,977	$ 30,501	$ 6,329	$ 22,375	$ 59,851	$ 705,033
Incurred during the period	10,125	—	300	—	957	11,382
Balance, end of period	596,102	30,501	6,629	22,375	60,808	716,415
Exploration and development costs						
Incurred during the period						
Assays and analysis	9,696	—	—	—	3,321	13,017
Drilling	23,930	—	—	—	—	23,930
Geological and geophysical	11,672	10,311	824	—	25,258	48,065
Site activities	2,646	1,204	174	—	7,144	11,168
Stock based compensation	2,575	—	—	—	—	2,575
Travel and accommodation	1,120	573	—	—	7,263	8,956
	51,639	12,088	998	—	42,986	107,711
Balance, beginning of period	2,413,132	2,363	9,079	2,933	147,794	2,575,301
Balance, end of period	2,464,771	14,451	10,077	2,933	190,780	2,683,012
Total Mineral Property Interests	$ 3,060,873	$ 44,952	$ 16,706	$ 25,308	$ 251,588	$ 3,399,427

SULTAN MINERALS INC.

(an exploration stage company)
Schedule of Mineral Property Interests
Year ended December 31, 2004
(unaudited – prepared by management)

	Kena Property, British Columbia	Jersey and Emerald Properties, British Columbia	Stephens Lake Property, Manitoba	Willi Claims, Nevada	Coripampa Properties, Peru	Total Mineral Property Interests December 31, 2004
Acquisition costs						
Balance, beginning of year	$ 478,853	$ 1	$ 523	$ 5,796	$ —	$ 485,173
Incurred during the year	107,124	30,500	5,806	16,579	59,851	219,860
Balance, end of year	585,977	30,501	6,329	22,375	59,851	705,033
Exploration and development costs						
Incurred during the year						
Assays and analysis	7,412	—	—	—	20,478	27,890
Drilling	62,910	—	—	—	—	62,910
Geological and geophysical	87,440	2,363	4,264	2,783	84,192	181,042
Site activities	10,837	—	—	—	19,349	30,186
Travel and accommodation	5,025	—	—	—	23,775	28,800
	173,624	2,363	4,264	2,783	147,794	330,828
Balance, beginning of year	2,239,508	—	4,815	150	—	2,244,473
Balance, end of year	2,413,132	2,363	9,079	2,933	147,794	2,575,301
Total Mineral Property Interests	$ 2,999,109	$ 32,864	$ 15,408	$ 25,308	$ 207,645	$ 3,280,334



Computershare Investor Services Inc.
Stock Transfer Services
Montreal Trust Centre
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

May 13, 2005

To: All Applicable Commissions & Exchanges

Dear Sirs:

Subject: Sultan Minerals Inc.

We confirm that the following material was sent by pre-paid mail on May 12th, 2005 to the registered shareholders of Common shares of the subject Corporation:

- A Notice of Annual and Special General Meeting / Information Circular / Consolidated Financial Statements for the three months ended and year ended December 31, 2004 / Consolidated Financial Statements for the years ended December 31, 2004 and 2003
- B Proxy
- C Supplemental Mailing List Return Card
- D Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours Truly
COMPUTERSHARE INVESTOR SERVICES INC.

"Karen Patrus"
Mailing Specialist
Stock Transfer, Client Services
Telephone: 604.661.9400 (ext 4504)
Fax: 604.661.9401

Sultan Minerals Inc.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual and Special General Meeting to be held on June 9, 2005

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.
Voting by mail or by Internet, are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call.

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To Vote Using the Telephone (Only Available Within Canada and U.S.)

- Call the toll free number listed BELOW from a touch tone telephone. There is NO CHARGE for this call.

1-866-732-VOTE (8683)

- Proxy Instructions must be received by 2:00 pm, Pacific Time, on June 7, 2005.



To Vote Using the Internet

- Go to the following web site: www.computershare.com/ca/proxy
- Proxy Instructions must be received by 2:00 pm, Pacific Time, on June 7, 2005.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Proxies submitted must be received by 2:00 pm, Pacific Time, on June 7, 2005




Appointment of Proxyholder

The undersigned shareholder of Sultan Minerals Inc. (the "Company") hereby appoints: Arthur G. Troup, President and Chief Executive Officer, or failing this person, Shannon M. Ross, Corporate Secretary and Chief Financial Officer,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special General Meeting of Sultan Minerals Inc. to be held at Four Seasons Hotel, Strathcona Room, 791 West Georgia Street, Vancouver, British Columbia on June 9, 2005 at 2:00 PM (Pacific Time) and at any adjournment thereof.

1. Resolution

To determine the number of Directors at four (4). For ▷ ☐ Against ▷ ☐

2. Election of Directors

	For	Withhold
01. To elect as a Director, Frank A. Lang. ▷	☐	☐
02. To elect as a Director, Sargent H. Berner. ▷	☐	☐
03. To elect as a Director, Benjamin Ainsworth. ▷	☐	☐
04. To elect as a Director, Arthur G. Troup. ▷	☐	☐

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3. Appointment of Auditors

To appoint Morgan & Company, Chartered Accountants, as Auditors of the Company. **For** ▷ ☐ **Withhold** ▷ ☐

Resolutions

Management recommends a vote FOR the following resolutions. Please read the resolutions in full in the accompanying Information Circular.

	For	Against
4 To authorize the Directors to fix the remuneration to be paid to the Auditors. ▷	☐	☐
5 To approve the alteration of the Company's Notice of Articles. ▷	☐	☐
6 To remove the Pre-existing Company Provisions. ▷	☐	☐
7 To increase the authorized capital of the Company. ▷	☐	☐
8 To transact such other business as may properly come before the Meeting. ▷	☐	☐

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Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by management.**

Signature(s)

Date

Financial Statements Request

In accordance with securities regulations, shareholders may elect annually to receive financial statements, if they so request. If you wish to receive such mailings, please mark your selection.

Interim Financial Reports

☐ Mark this box if you would like to receive interim financial reports by mail. You may also register online to receive financial statements at www.computershare.com/ca/mailinglist

Annual Reports

☐ Mark this box if you DO NOT want to receive the Annual Report by mail.

If you do not mark the box, or do not return this PROXY or register online, then it will be assumed you do NOT want to receive interim financial statements.



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